UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

P.A.M. TRANSPORTATION SERVICES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

693149106

(CUSIP Number of Class of Securities)

Daniel H. Cushman

President and Chief Executive Officer

P.A.M. Transportation Services, Inc.

297 West Henri De Tonti Blvd.

Tontitown, Arkansas 72770

(479) 361-9111

(Name, address and telephone number of person authorized to receive notices and communication on behalf of Filing Persons)

Copy to:

C. Douglas Buford, Jr., Esq.

Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.

425 West Capitol, Ste. 1800

Little Rock, Arkansas 72201

Telephone: (501) 688-8866

Facsimile: (501) 918-7866

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee**
$9,450,000	$1,099

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 150,000 shares of common stock at the maximum tender offer price of $63.00 per share.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.20 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $586 Filing Party: P.A.M. Transportation Services, Inc.

Form or Registration No.: Schedule TO-I Date Filed: May 22,2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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AMENDMENT NO. 2 TO SCHEDULE TO

P.A.M. Transportation Services, Inc., a Delaware corporation (“PAM” or the “Company”), hereby amends and supplements its Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 22, 2015 (together with all amendments and supplements thereto, the “Schedule TO”). The Schedule TO, as amended by this Amendment No. 2 and the Amendment No. 1 filed on June 5, 2015, relates to the Company’s offer to purchase for cash up to 150,000 shares of its common stock, par value $0.01 per share, at a price not greater than $63.00 nor less than $59.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 22, 2015. The Company’s offer is being made upon the terms and subject to the certain conditions set forth in the Offer to Purchase dated May 22, 2015 (the “Offer to Purchase”), previously filed as Exhibit (a)(1)(A) to the Schedule TO, and the Letter of Transmittal (the “Letter of Transmittal”) previously filed as Exhibit (a)(1)(B) to the Schedule TO (which, as amended and supplemented from time to time together constitute the “Offer”).

Except as otherwise set forth below, the information included in the Schedule TO, as amended by this Amendment No. 2 and the Amendment No. 1 filed on June 5, 2015, remains unchanged and is incorporated by reference herein to the items in this Amendment No. 2.

Defined terms used but not defined herein shall have the respective meanings ascribed to them in the Offer to Purchase.

On June 23, 2015, the Company issued a press release announcing an increase of the Offer from 80,000 to 150,000 shares of common stock and an extension of the Offer to the end of the day, 12:00 Midnight, Eastern Time, on July 9, 2015, and disclosing that Matthew T. Moroun and the Moroun Trust may tender up to total of 1,200,000 shares that they beneficially own in the Offer.

Item 1. Summary Term Sheet.

The Offer to Purchase is hereby amended as follows:

1.	All references to 80,000 shares (the amount of the Offer), except in the context of the initial approval of the Offer by the Company’s Board of Directors on May 21, 2015, are hereby deleted and replaced with 150,000 shares.

2.	All references to 228,566 shares (the amount of the Offer if the Company exercises its right to purchase up to an additional 2% of the outstanding shares) are hereby deleted and replaced with 298,566 shares.

3.	All references to the expiration time of end of the day, 12:00 Midnight, Eastern Time, on June 22, 2015 are hereby deleted and replaced with end of the day, 12:00 Midnight, Eastern Time, on July 9, 2015.

4.	All references to $5.0 million (the aggregate purchase price at the maximum purchase price of $63.00 per share), except in the context of the initial approval of the Offer by the Company’s Board of Directors on May 21, 2015, are hereby deleted and replaced with $9.45 million.

5.	All references to $14.4 million (the aggregate purchase price at the maximum purchase price of $63.00 per share if the Company exercises its right to purchase up to an additional 2% of the outstanding shares) are hereby deleted and replaced with $18.8 million.

6.	All references to 230,000 shares (the total number of shares that the Chairman of the Company’s Board of Directors, Matthew T. Moroun, and the Moroun Trust, of which he is a co-trustee and a beneficiary, may tender in the Offer) are hereby deleted and replaced with 1,200,000 shares.

7.	All references to June 18, 2015 (the deadline for exercising vested stock options from which shares may be tendered in the Offer) are hereby deleted and replaced with July 7, 2015.

Item 2. Subject Company Information.

The Offer to Purchase is hereby amended as follows:

1.	All references to 80,000 shares (the amount of the Offer), except in the context of the initial approval of the Offer by the Company’s Board of Directors on May 21, 2015, are hereby deleted and replaced with 150,000 shares.

2.	All references to 228,566 shares (the amount of the Offer if the Company exercises its right to purchase up to an additional 2% of the outstanding shares) are hereby deleted and replaced with 298,566 shares.
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3.	All references to the expiration time of end of the day, 12:00 Midnight, Eastern Time, on June 22, 2015 are hereby deleted and replaced with end of the day, 12:00 Midnight, Eastern Time, on July 9, 2015.

4.	All references to the tender of 230,000 shares (the amount of the possible tender by Matthew T. Moroun and the Moroun Trust) are hereby deleted and replaced with 1,200,000 shares.

5.	All references to 1.1% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 represented by the Offer) are hereby deleted and replaced with 2.0%.

Item 3. Identity and Background of the Filing Person.

The narrative, table and footnotes to the table in Section 10 of the Offer to Purchase are hereby revised as follows:

1.	All references to 80,000 shares (the amount of the Offer) are hereby deleted and replaced with 150,000 shares.

2.	All references to 1.1% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 represented by the Offer) are hereby deleted and replaced with 2.0%.

3.	All references to 230,000 shares (the total number of shares that the Chairman of the Company’s Board of Directors, Matthew T. Moroun, and the Moroun Trust, of which he is a co-trustee and a beneficiary, may tender in the Offer) are hereby deleted and replaced with 1,200,000 shares.

4.	All references to 58.86% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by Matthew T. Moroun, assuming no shares are tendered by Mr. Moroun or the Moroun Trust and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 59.42%.

5.	All references to 59.79% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by the Company’s directors and named executive officers as a group, assuming no shares are tendered by the directors and executive officers and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 60.36%.

6.	All references to 57.88% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by Matthew T. Moroun, assuming Mr. Moroun and the Moroun Trust tender an aggregate of 1,200,000 shares, Mr. Cushman tenders 14,800 shares, Mr. Davis tenders 10,000 shares, the Company receives no tenders from other stockholders, and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 57.29%.

7.	All references to 58.71% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by the Company’s directors and named executive officers as a group, assuming Mr. Moroun and the Moroun Trust tender an aggregate of 1,200,000 shares, Mr. Cushman tenders 14,800 shares, Mr. Davis tenders 10,000 shares, the Company receives no tenders from other stockholders, and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 58.43%.

8.	All references to 9.03% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by Dimension Fund Advisors LP, assuming the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 9.12%.
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Item 4. Terms of the Transaction.

The Offer to Purchase is hereby amended as follows:

1.	All references to 80,000 shares (the amount of the Offer), except in the context of the initial approval of the Offer by the Company’s Board of Directors on May 21, 2015, are hereby deleted and replaced with 150,000 shares.

2.	All references to 228,566 shares (the amount of the Offer if the Company exercises its right to purchase up to an additional 2% of the outstanding shares) are hereby deleted and replaced with 298,566 shares.

3.	All references to the expiration time of end of the day, 12:00 Midnight, Eastern Time, on June 22, 2015 are hereby deleted and replaced with end of the day, 12:00 Midnight, Eastern Time, on July 9, 2015.

4.	All references to $5.0 million (the aggregate purchase price at the maximum purchase price of $63.00 per share), except in the context of the initial approval of the Offer by the Company’s Board of Directors on May 21, 2015, are hereby deleted and replaced with $9.45 million.

5.	All references to $14.4 million (the aggregate purchase price at the maximum purchase price of $63.00 per share if the Company exercises its right to purchase up to an additional 2% of the outstanding shares) are hereby deleted and replaced with $18.8 million.

6.	All references to 230,000 shares (the total number of shares that the Chairman of the Company’s Board of Directors, Matthew T. Moroun, and the Moroun Trust, of which he is a co-trustee and a beneficiary, may tender in the Offer) are hereby deleted and replaced with 1,200,000 shares.

7.	All references to June 18, 2015 (the deadline for exercising vested stock options from which shares may be tendered in the Offer) are hereby deleted and replaced with July 7, 2015.

8.	All references to 1.1% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 represented by the Offer) are hereby deleted and replaced with 2.0%.

9.	The narrative, table and footnotes to the table in Section 10 of the Offer to Purchase are hereby revised as follows:

a.	All references to 80,000 shares (the amount of the Offer) are hereby deleted and replaced with 150,000 shares.

b.	All references to 1.1% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 represented by the Offer) are hereby deleted and replaced with 2.0%.

c.	All references to 230,000 shares (the total number of shares that the Chairman of the Company’s Board of Directors, Matthew T. Moroun, and the Moroun Trust, of which he is a co-trustee and a beneficiary, may tender in the Offer) are hereby deleted and replaced with 1,200,000 shares.
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d.	All references to 58.86% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by Matthew T. Moroun, assuming no shares are tendered by Mr. Moroun or the Moroun Trust and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 59.42%.

e.	All references to 59.79% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by the Company’s directors and named executive officers as a group, assuming no shares are tendered by the directors and executive officers and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 60.36%.

f.	All references to 57.88% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by Matthew T. Moroun, assuming Mr. Moroun and the Moroun Trust tender an aggregate of 1,200,000 shares, Mr. Cushman tenders 14,800 shares, Mr. Davis tenders 10,000 shares, the Company receives no tenders from other stockholders, and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 57.29%.

g.	All references to 58.71% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by the Company’s directors and named executive officers as a group, assuming Mr. Moroun and the Moroun Trust tender an aggregate of 1,200,000 shares, Mr. Cushman tenders 14,800 shares, Mr. Davis tenders 10,000 shares, the Company receives no tenders from other stockholders, and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 58.43%.

h.	All references to 9.03% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by Dimension Fund Advisors LP, assuming the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 9.12%.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The narrative, table and footnotes to the table in Section 10 of the Offer to Purchase are hereby revised as follows:

1.	All references to 80,000 shares (the amount of the Offer) are hereby deleted and replaced with 150,000 shares.

2.	All references to 1.1% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 represented by the Offer) are hereby deleted and replaced with 2.0%.

3.	All references to 230,000 shares (the total number of shares that the Chairman of the Company’s Board of Directors, Matthew T. Moroun, and the Moroun Trust, of which he is a co-trustee and a beneficiary, may tender in the Offer) are hereby deleted and replaced with 1,200,000 shares.

4.	All references to 58.86% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by Matthew T. Moroun, assuming no shares are tendered by Mr. Moroun or the Moroun Trust and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 59.42%.
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5.	All references to 59.79% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by the Company’s directors and named executive officers as a group, assuming no shares are tendered by the directors and executive officers and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 60.36%.

6.	All references to 57.88% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by Matthew T. Moroun, assuming Mr. Moroun and the Moroun Trust tender an aggregate of 1,200,000 shares, Mr. Cushman tenders 14,800 shares, Mr. Davis tenders 10,000 shares, the Company receives no tenders from other stockholders, and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 57.29%.

7.	All references to 58.71% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by the Company’s directors and named executive officers as a group, assuming Mr. Moroun and the Moroun Trust tender an aggregate of 1,200,000 shares, Mr. Cushman tenders 14,800 shares, Mr. Davis tenders 10,000 shares, the Company receives no tenders from other stockholders, and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 58.43%.

8.	All references to 9.03% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by Dimension Fund Advisors LP, assuming the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 9.12%.

Item 6. Purposes of the Transaction and Plans or Proposals.

The Offer to Purchase is hereby amended as follows:

1.	All references to 80,000 shares (the amount of the Offer), except in the context of the initial approval of the Offer by the Company’s Board of Directors on May 21, 2015, are hereby deleted and replaced with 150,000 shares.

2.	All references to $5.0 million (the aggregate purchase price at the maximum purchase price of $63.00 per share), except in the context of the initial approval of the Offer by the Company’s Board of Directors on May 21, 2015, are hereby deleted and replaced with $9.45 million.

3.	All references to 230,000 shares (the total number of shares that the Chairman of the Company’s Board of Directors, Matthew T. Moroun, and the Moroun Trust, of which he is a co-trustee and a beneficiary, may tender in the Offer) are hereby deleted and replaced with 1,200,000 shares.

Item 7. Source and Amount of Funds or Other Consideration.

The Offer to Purchase is hereby amended as follows:

1.	All references to 80,000 shares (the amount of the Offer), except in the context of the initial approval of the Offer by the Company’s Board of Directors on May 21, 2015, are hereby deleted and replaced with 150,000 shares.

2.	All references to $5.0 million (the aggregate purchase price at the maximum purchase price of $63.00 per share), except in the context of the initial approval of the Offer by the Company’s Board of Directors on May 21, 2015, are hereby deleted and replaced with $9.45 million.
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3.	All references to $14.4 million (the aggregate purchase price at the maximum purchase price of $63.00 per share if the Company exercises its right to purchase up to an additional 2% of the outstanding shares) are hereby deleted and replaced with $18.8 million.

Item 8. Interest in Securities of the Subject Company.

The narrative, table and footnotes to the table in Section 10 of the Offer to Purchase are hereby revised as follows:

1.	All references to 80,000 shares (the amount of the Offer) are hereby deleted and replaced with 150,000 shares.

2.	All references to 1.1% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 represented by the Offer) are hereby deleted and replaced with 2.0%.

3.	All references to 230,000 shares (the total number of shares that the Chairman of the Company’s Board of Directors, Matthew T. Moroun, and the Moroun Trust, of which he is a co-trustee and a beneficiary, may tender in the Offer) are hereby deleted and replaced with 1,200,000 shares.

4.	All references to 58.86% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by Matthew T. Moroun, assuming no shares are tendered by Mr. Moroun or the Moroun Trust and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 59.42%.

5.	All references to 59.79% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by the Company’s directors and named executive officers as a group, assuming no shares are tendered by the directors and executive officers and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 60.36%.

6.	All references to 57.88% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by Matthew T. Moroun, assuming Mr. Moroun and the Moroun Trust tender an aggregate of 1,200,000 shares, Mr. Cushman tenders 14,800 shares, Mr. Davis tenders 10,000 shares, the Company receives no tenders from other stockholders, and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 57.29%.

7.	All references to 58.71% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by the Company’s directors and named executive officers as a group, assuming Mr. Moroun and the Moroun Trust tender an aggregate of 1,200,000 shares, Mr. Cushman tenders 14,800 shares, Mr. Davis tenders 10,000 shares, the Company receives no tenders from other stockholders, and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 58.43%.

8.	All references to 9.03% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by Dimension Fund Advisors LP, assuming the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 9.12%.
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Item 11. Additional Information.

The Offer to Purchase is hereby amended as follows:

1.	All references to 80,000 shares (the amount of the Offer), except in the context of the initial approval of the Offer by the Company’s Board of Directors on May 21, 2015, are hereby deleted and replaced with 150,000 shares.

2.	All references to 228,566 shares (the amount of the Offer if the Company exercises its right to purchase up to an additional 2% of the outstanding shares) are hereby deleted and replaced with 298,566 shares.

3.	All references to the expiration time of end of the day, 12:00 Midnight, Eastern Time, on June 22, 2015 are hereby deleted and replaced with end of the day, 12:00 Midnight, Eastern Time, on July 9, 2015.

4.	All references to $5.0 million (the aggregate purchase price at the maximum purchase price of $63.00 per share), except in the context of the initial approval of the Offer by the Company’s Board of Directors on May 21, 2015, are hereby deleted and replaced with $9.45 million.

5.	All references to $14.4 million (the aggregate purchase price at the maximum purchase price of $63.00 per share if the Company exercises its right to purchase up to an additional 2% of the outstanding shares) are hereby deleted and replaced with $18.8 million.

6.	All references to 230,000 shares (the total number of shares that the Chairman of the Company’s Board of Directors, Matthew T. Moroun, and the Moroun Trust, of which he is a co-trustee and a beneficiary, may tender in the Offer) are hereby deleted and replaced with 1,200,000 shares.

7.	All references to June 18, 2015 (the deadline for exercising vested stock options from which shares may be tendered in the Offer) are hereby deleted and replaced with July 7, 2015.

8.	All references to 1.1% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 represented by the Offer) are hereby deleted and replaced with 2.0%.

9.	The narrative, table and footnotes to the table in Section 10 of the Offer to Purchase are hereby revised as follows:

a.	All references to 80,000 shares (the amount of the Offer) are hereby deleted and replaced with 150,000 shares.

b.	All references to 1.1% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 represented by the Offer) are hereby deleted and replaced with 2.0%.

c.	All references to 230,000 shares (the total number of shares that the Chairman of the Company’s Board of Directors, Matthew T. Moroun, and the Moroun Trust, of which he is a co-trustee and a beneficiary, may tender in the Offer) are hereby deleted and replaced with 1,200,000 shares.

d.	All references to 58.86% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by Matthew T. Moroun, assuming no shares are tendered by Mr. Moroun or the Moroun Trust and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 59.42%.
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e.	All references to 59.79% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by the Company’s directors and named executive officers as a group, assuming no shares are tendered by the directors and executive officers and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 60.36%.

f.	All references to 57.88% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by Matthew T. Moroun, assuming Mr. Moroun and the Moroun Trust tender an aggregate of 1,200,000 shares, Mr. Cushman tenders 14,800 shares, Mr. Davis tenders 10,000 shares, the Company receives no tenders from other stockholders, and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 57.29%.

g.	All references to 58.71% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by the Company’s directors and named executive officers as a group, assuming Mr. Moroun and the Moroun Trust tender an aggregate of 1,200,000 shares, Mr. Cushman tenders 14,800 shares, Mr. Davis tenders 10,000 shares, the Company receives no tenders from other stockholders, and the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 58.43%.

h.	All references to 9.03% (the percentage of the total outstanding shares of the Company’s common stock as of May 20, 2015 beneficially owned after the Offer by Dimension Fund Advisors LP, assuming the Company purchases 150,000 shares in the Offer) are hereby deleted and replaced with 9.12%.

The Letter of Transmittal is hereby amended as follows:

1.	All references to 80,000 shares (the amount of the Offer) are hereby deleted and replaced with 150,000 shares.

2.	All references to the expiration time of end of the day, 12:00 Midnight, Eastern Time, on June 22, 2015 are hereby deleted and replaced with end of the day, 12:00 Midnight, Eastern Time, on July 9, 2015.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(G)** Press Release announcing the extension and increase of the offer, dated June 23, 2015.

* Previously filed.

** Filed herewith.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 23, 2015	P.A.M. TRANSPORTATION SERVICES, INC.

	By:	/s/ Allen West
	Name:	Allen West
	Title:	Vice President, Chief Financial Officer, Secretary and Treasurer

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EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase dated May 22, 2015.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated May 22, 2015.

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated
May 22, 2015.

(a)(1)(F)*	Press Release dated May 22, 2015.

(a)(1)(G)**	Press Release announcing the extension and increase of the offer, dated June 23, 2015.

(a)(2)	Not Applicable.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Not Applicable.

(b)(1)	Loan Agreement dated July 26, 1994, among First Tennessee Bank National Association, the Company and P.A.M. Transport, Inc., together with Promissory Note (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1994).

(b)(2)	First Amendment to Loan Agreement dated June 27, 1995, by and among First Tennessee Bank National Association, the Company and P.A.M. Transport, Inc., together with Promissory Note in the principal amount of $2,500,000 (incorporated by reference to Exhibit 4.1.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1995).

(b)(3)	Second Amendment to Loan Agreement dated July 3, 1996, by First Tennessee Bank National Association, the Company and P.A.M. Transport, Inc., together with Promissory Note in the principal amount of $5,000,000 (incorporated by reference to Exhibit 4.1.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).

(b)(4)	Fourth Amendment to Loan Agreement dated June 22, 2007, among First Tennessee Bank National Association, the Company and P.A.M. Transport, Inc., together with Promissory Note (incorporated by reference to Exhibit 4.6 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007).

(b)(5)	Fourteenth Amendment to Loan Agreement dated November 17, 2014, by and among First Tennessee Bank National Association, the Company and P.A.M. Transport, Inc., together with Promissory Note in the principal amount of $40,000,000 (incorporated by reference to Exhibit (b)(5) to the Company’s Issuer Tender Offer Statement on Schedule TO, dated December 2, 2014).

(d)(1)	2014 Amended and Restated Stock Option and Incentive Plan (incorporated by reference to Appendix A of the Company’s Definitive Proxy Statement on Schedule 14A, dated April 18, 2014).

(d)(2)	Employment Agreement between Daniel H. Cushman and the Company, dated June 29, 2009 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009).

(g)	Not Applicable.

(h)	Not Applicable.

*	Previously filed.
**	Filed herewith.

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